CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$8,723,800	$999.75

May 2012 Pricing Supplement No. 432 Registration Statement No. 333-177923 Dated May 25, 2012 Filed pursuant to Rule 424(b)(2)

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

PLUS Based on the Value of the S&P 500® Index due November 30, 2012

Performance Leveraged Upside SecuritiesSM

The PLUS are unsecured and unsubordinated obligations of JPMorgan Chase & Co., will pay no interest, do not guarantee any return of your principal at maturity and have the terms described in the accompanying product supplement no. MS-1-I, underlying supplement no. 1-I, the prospectus supplement and the prospectus, as supplemented or modified by this document. At maturity, if the underlying index has appreciated in value, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying index, subject to a maximum payment at maturity. If the underlying index has declined in value, at maturity investors will lose 1% for every 1% decline. The PLUS are for investors who seek an equity-based return and who are willing to risk their principal and forgo current income and upside above the maximum payment at maturity in exchange for the leverage feature that applies to a limited range of performance of the index. At maturity, an investor will receive an amount in cash that may be greater than, equal to, or less than the stated principal amount based upon the underlying index closing value on the valuation date. All payments on the PLUS are subject to the credit risk of JPMorgan Chase & Co. The investor may lose some or all of the stated principal amount of the PLUS.

FINAL TERMS
Issuer:	JPMorgan Chase & Co.
Maturity date:	November 30, 2012, subject to adjustment for certain market disruption events and as described under “Description of PLUS — Payment at Maturity” in the accompanying product supplement no. MS-1-I
Underlying index:	S&P 500® Index
Aggregate principal amount:	$8,723,800
Payment at maturity:	If the final index value is greater than the initial index value, for each $10 stated principal amount PLUS,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final index value is less than or equal to the initial index value, for each $10 stated principal amount PLUS,
$10 × index performance factor
This amount will be less than or equal to the stated principal amount of $10 per PLUS.
Leveraged upside payment:	$10 × leverage factor × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,317.82, which is the index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the valuation date
Valuation date:	November 27, 2012, subject to adjustment for non-trading days or certain market disruption events and as described under “Description of PLUS — Postponement of a Determination Date” in the accompanying product supplement no. MS-1-I
Leverage factor:	200%
Index performance factor:	final index value / initial index value
Maximum payment at maturity:	$10.965 (109.65% of the stated principal amount) per PLUS
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and issue price” below)
Pricing date:	May 25, 2012
Original issue date:	May 31, 2012 (3 business days after the pricing date)
CUSIP / ISIN:	46637G595 / US46637G5953
Listing:	The PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per PLUS	$10.00	$0.15	$9.85
Total	$8,723,800.00	$130,857.00	$8,592,943.00
(1)	The price to the public includes the estimated cost of hedging our obligations under the PLUS through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds and Hedging” beginning on PS-31 of the accompanying product supplement no. MS-1-I.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., received a commission and of $0.15 per $10 stated principal amount PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC (“MSSB”). See “Underwriting (Conflicts of Interest)” beginning on page PS-46 of the accompanying product supplement no. MS-1-I.

Investing in the PLUS involves a number of risks. See “Risk Factors” beginning on page PS-12 of the accompanying product supplement no. MS-1-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Risk Factors” beginning on page 8 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the PLUS or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement no. MS-1-I, UNDERLYING SUPPLEMENT NO. 1-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information About the plus” at the end of this document.

Product supplement no. MS-1-I dated November 22, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007774/e46120_424b2.pdf

Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

PLUS Based on the Value of the S&P 500® Index due November 30, 2012
Performance Leveraged Upside SecuritiesSM

Recent Developments

One credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. We disclosed that the Chief Investment Office’s synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed. We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the PLUS. See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; “Risk Factors — Risk Management — JPMorgan Chase’s framework for managing risks may not be effective in mitigating risk and loss to the Firm” in our annual report on Form 10-K for the year ended December 31, 2011; and “Risk Factors — The PLUS are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the PLUS” in this pricing supplement for further discussion.

Investment Summary

Performance Leveraged Upside Securities

The PLUS Based on the Value of the S&P 500® Index due November 30, 2012 (the “PLUS”) can be used:

▪	As an alternative to direct exposure to the underlying index that enhances returns for a certain range of positive performance of the underlying index.
▪	To enhance returns and potentially outperform the underlying index in a moderately bullish scenario.
▪	To potentially achieve similar levels of upside exposure to the underlying index as a direct investment, subject to the maximum payment at maturity, while using fewer dollars by taking advantage of the leverage factor.

The PLUS are exposed on a 1:1 basis to the negative performance of the underlying index.

Maturity:	Approximately 6 months
Leverage factor:	200%
Maximum payment at maturity:	$10.965 (109.65% of the stated principal amount) per PLUS
Minimum payment at maturity:	None
May 2012	Page 2

PLUS Based on the Value of the S&P 500® Index due November 30, 2012
Performance Leveraged Upside SecuritiesSM

Key Investment Rationale

PLUS offer leveraged exposure to an underlying asset, which may be equities, commodities and/or currencies, without any protection against negative performance of the asset. If the asset has decreased in value, investors are fully exposed to the negative performance of the asset. At maturity, if the asset has appreciated, investors will receive the stated principal amount of their investment plus leveraged upside performance of the underlying asset, subject to the maximum payment at maturity. At maturity, if the asset has depreciated, the investor will lose 1% for every 1% decline. Investors may lose some or all of the stated principal amount of the PLUS.

Leveraged Performance	The PLUS offer investors an opportunity to capture enhanced returns for a certain range of positive performance relative to a direct investment in the underlying index.
Upside Scenario	The underlying index increases in value and, at maturity, the PLUS pay the stated principal amount of $10 plus 200% of the index percent increase, subject to the maximum payment at maturity of $10.965 (109.65% of the stated principal amount) per PLUS.
Par Scenario	The final index value is equal to the initial index value and, at maturity, the PLUS pay the stated principal amount of $10 per PLUS.
Downside Scenario	The underlying index declines in value and, at maturity, the PLUS pay an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decline of the final index value from the initial index value. (Example: if the underlying index decreases in value by 20%, the PLUS will pay an amount that is less than the stated principal amount by 20%, or $8 per PLUS.)
May 2012	Page 3

PLUS Based on the Value of the S&P 500® Index due November 30, 2012
Performance Leveraged Upside SecuritiesSM

How the PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10 per PLUS
Leverage factor:	200%
Hypothetical maximum payment at maturity:	$10.965 (109.65% of the stated principal amount) per PLUS

PLUS Payoff Diagram

How it works

▪	Upside Scenario. If the final index value is greater than the initial index value, for each $10 principal amount PLUS investors will receive the $10 stated principal amount plus 200% of the appreciation of the underlying index over the term of the PLUS, subject to the maximum payment at maturity. Under the hypothetical terms of the PLUS, an investor will realize the hypothetical maximum payment at maturity at a final index value of 104.825% of the initial index value.
▪	Par Scenario. If the final index value is equal to the initial index value, investors will receive the stated principal amount of $10 per PLUS.
▪	Downside Scenario. If the final index value is less than the initial index value, investors will receive an amount that is less than the stated principal amount by an amount proportionate to the percentage decrease of the final index value from the initial index value.
▪	For example, if the underlying index depreciates 50%, investors will lose 50% of their principal and receive only $5 per PLUS at maturity, or 50% of the stated principal amount.

The hypothetical returns and hypothetical payouts on the PLUS shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

May 2012	Page 4

PLUS Based on the Value of the S&P 500® Index due November 30, 2012
Performance Leveraged Upside SecuritiesSM

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS. For further discussion of these and other risks, you should read the sections entitled “Risk Factors” beginning on page PS-12 of the accompanying product supplement no. MS-1-I and “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the PLUS.

▪	PLUS do not pay interest or guarantee return of any principal and your investment in the PLUS may result in a loss. The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest or guarantee the payment of any principal amount at maturity. If the final index value is less than the initial index value, the payment at maturity will be an amount in cash that is less than the stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index and may be zero.
▪	The appreciation potential of the PLUS is limited by the maximum payment at maturity. The appreciation potential of PLUS is limited by the maximum payment at maturity of $10.965 (109.65% of the stated principal amount) per PLUS. Although the leverage factor provides 200% exposure to any increase in the final index value as compared to the initial index value on the valuation date, because the maximum payment at maturity will be limited to 109.65% of the stated principal amount for the PLUS, any increase in the final index value by more than 4.825% will not further increase the return on the PLUS.
▪	The PLUS are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the PLUS. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the PLUS at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the market value of the PLUS. If we were to default on our payment obligations, you may not receive any amounts owed to you under the PLUS and you could lose your entire investment.

In particular, one credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the PLUS. See “Recent Developments” in this pricing supplement; our quarterly report on Form 10-Q for the quarter ended March 31, 2012; and “Risk Factors — Risk Management — JPMorgan Chase’s framework for managing risks may not be effective in mitigating risk and loss to the Firm” in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.

▪	Economic interests of the issuer, the calculation agent and other affiliates of the issuer may be different from those of investors. We and our affiliates play a variety of roles in connection with the issuance of the PLUS, including acting as calculation agent and hedging our obligations under the PLUS. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the PLUS. The calculation agent has determined the initial index value, will determine the final index value and will calculate the amount of payment you will receive at maturity, if any. Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, the selection of a successor to the underlying index or calculation of the final index value in the event of a discontinuance or material change in method of calculation of the underlying index, may affect the payout to you at maturity. In addition, we are currently one of the companies that make up the underlying index. We will not have any obligation to consider your interests as a holder of the PLUS in taking any corporate action that might affect the value of the underlying index or the PLUS. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the PLUS and the value of the PLUS. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the PLUS declines. Please refer to “Risk Factors — Risks Relating to the PLUS Generally” in the accompanying product supplement no. MS-1-I for additional information about these risks.
▪	The inclusion in the original issue price of commissions and estimated cost of hedging is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, because the original issue price includes, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the estimated cost of hedging the issuer’s obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The PLUS are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your PLUS to maturity.
May 2012	Page 5

PLUS Based on the Value of the S&P 500® Index due November 30, 2012
Performance Leveraged Upside SecuritiesSM

▪	Market price of the PLUS is influenced by many unpredictable factors. Several factors will influence the value of the PLUS in the secondary market and the price at which JPMS may be willing to purchase or sell the PLUS in the secondary market, including: the value, expected volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in our credit ratings or credit spreads.
▪	Not equivalent to investing in the underlying index. Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks. Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.
▪	Adjustments to the underlying index could adversely affect the value of the PLUS. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.
▪	Hedging and trading activities by the calculation agent and its affiliates could potentially affect the value of the PLUS. The hedging or trading activities of the issuer’s affiliates and of any other hedging counterparty with respect to the PLUS on or prior to the pricing date and prior to maturity could have adversely affected, and may continue to adversely affect the value of the underlying index and, as a result, could decrease the amount an investor may receive on the PLUS at maturity. Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, could potentially increase the level that the final index value must reach before you receive a payment at maturity that exceeds the issue price of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS, including on the valuation date, could adversely affect the final index value and, accordingly, the amount of cash an investor will receive at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the PLUS declines.
▪	Secondary trading may be limited. The PLUS will not be listed on a securities exchange. There may be little or no secondary market for the PLUS. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the PLUS easily. JPMS may act as a market maker for the PLUS, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which JPMS is willing to buy the PLUS. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the PLUS.
▪	The tax consequences of an investment in the PLUS are unclear. There is no direct legal authority as to the proper U.S. federal income tax characterization of the PLUS, and we do not intend to request a ruling from the IRS regarding the PLUS. The IRS might not accept, and a court might not uphold, the treatment of the PLUS described in “Additional Information About the PLUS ― Additional Provisions ― Tax considerations” in this document and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. MS-1-I. If the IRS were successful in asserting an alternative treatment for the PLUS, the timing and character of income on the PLUS could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. MS-1-I and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice.
May 2012	Page 6

PLUS Based on the Value of the S&P 500® Index due November 30, 2012
Performance Leveraged Upside SecuritiesSM

S&P 500® Index Overview

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943. For additional information on the S&P 500® Index, see the information set forth under “Equity Index Descriptions – The S&P 500® Index” in the accompanying index supplement no. 1-I.

Information as of market close on May 25, 2012:

Bloomberg Ticker Symbol:	SPX
Current Index Level:	1,317.82
52 Weeks Ago:	1,320.47
52 Week High (on 4/2/12):	1,419.09
52 Week Low (on 10/3/11):	1,099.23

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the underlying index for each quarter in the period from January 1, 2007 through May 25, 2012. The graph following the table sets forth the daily closing values of the underlying index during the same period. The closing value of the underlying index on May 25, 2012 was 1,317.82. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification. The historical values of the underlying index should not be taken as an indication of future performance, and no assurance can be given as to the level of the underlying index on the valuation date. The payment of dividends on the stocks that constitute the underlying index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500® Index	High	Low	Period End
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,057.05	919.32	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter	1,353.22	1,119.46	1,232.91
Fourth Quarter	1,285.09	1,099.23	1,257.60
2012
First Quarter	1,416.51	1,277.06	1,408.47
Second Quarter (through May 25, 2012)	1,419.04	1,295.22	1,317.82

May 2012	Page 7

PLUS Based on the Value of the S&P 500® Index due November 30, 2012
Performance Leveraged Upside SecuritiesSM

S&P 500® Historical Performance – Daily Closing Values January 5, 2007 to May 25, 2012

License Agreement between Standard & Poor’s and J.P. Morgan Securities LLC “Standard & Poor’s®,” “S&P®,” “S&P 500®” and “Standard & Poor’s 500” are trademarks of Standard & Poor’s. and have been licensed for use by J.P. Morgan Securities LLC. See “The S&P 500® Index — License Agreement with S&P” in the accompanying product supplement no. MS-1-I.

Additional Information about the PLUS

Please read this information in conjunction with the summary terms on the front cover of this document.

Additional provisions:
Postponement of maturity date:	If the scheduled maturity date is not a business day, then the maturity date will be the following business day. If the scheduled valuation date is not a trading day or if a market disruption event occurs on that day so that the valuation date as postponed falls less than three business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the third business day following the valuation date as postponed.
Minimum ticketing size:	$1,000 / 100 PLUS
Tax considerations:

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. MS-1-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of PLUS.

Based on current market conditions, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, your PLUS should be treated as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your PLUS should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of PLUS at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the PLUS, in which case the timing and character of any income or loss on the PLUS could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the PLUS. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the PLUS, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the PLUS, including possible alternative treatments and the issues presented by this notice.

May 2012	Page 8

PLUS Based on the Value of the S&P 500® Index due November 30, 2012
Performance Leveraged Upside SecuritiesSM

Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	JPMS
Use of proceeds and hedging:

The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the PLUS.

For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying product supplement no. MS-1-I.

Benefit plan investor considerations:	See “Benefit Plan Investor Considerations” in the accompanying product supplement no. MS-1-I.
Supplemental plan of distribution:

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the PLUS in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the PLUS and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See “Use of Proceeds and Hedging” beginning on page PS-31 of the accompanying product supplement no. MS-1-I.

Validity of the PLUS:	In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the PLUS offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such PLUS will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the PLUS and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.
Contact:	Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney’s principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).
Where you can find more information:

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. MS-1-I, underlying supplement no. 1-I and this pricing supplement if you so request by calling toll-free (800)-869-3326.

You may revoke your offer to purchase the PLUS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the PLUS prior to their issuance. In the event of any changes to the terms of the PLUS, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this document together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these PLUS are a part, and the more detailed information contained in product supplement no. MS-1-I dated November 22, 2011 and underlying supplement no. 1-I dated November 14, 2011.

This document, together with the documents listed below, contains the terms of the PLUS and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. MS-1-I, as the PLUS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• Product supplement no. MS-1-I dated November 22, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007774/e46120_424b2.pdf

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PLUS Based on the Value of the S&P 500® Index due November 30, 2012
Performance Leveraged Upside SecuritiesSM

• Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

• Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

• Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the “Company,” “we,” “us,” and “our” refer to JPMorgan Chase & Co.

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